[redacted]

08027453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARBLEHEAD TRADING GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 VANDERVENTER AVENUE, SUITE 201
(No. and Street)

PORT WASHINGTON	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACE BLICKSILVER **(516) 767-8060**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
104

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MACE BLICKSILVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARBLEHEAD TRADING GROUP, LLC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]
Signature

MANAGING MEMBER
Title

WILLIAM CHIN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
REG. #01CH6178065
MY COMM. EXP. NOV. 19, 2011

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Marblehead Trading Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marblehead Trading Group, LLC as of December 31, 2007.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	8,724
Securities owned, at market value		5,750,412
Furniture, fixtures and equipment, net of accumulated depreciation of $11,104		18,806
Other assets		10,000
TOTAL ASSETS	$	5,787,942

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to clearing broker	$	313,762
Member's equity		5,474,180
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,787,942

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Marblehead Partners, L.P. (the "Member") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. The Company does not trade for any customer accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold but not yet purchased ("sold short") are stated at fair market value.

Financial Instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities; these instruments include but are not limited to options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

Income Taxes

As a single-member limited liability company, the Company is treated as a disregarded entity for tax purposes. The Member reports the Company's income or loss on its income tax return. Each partner of the Member is responsible for reporting income or loss based on the partner's respective share of revenues and expenses of the Member, including those of the Company. For this reason, the Company records no provision for income taxes in the accompanying financial statements.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $5,232,000, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 6% as of December 31, 2007.

NOTE 4. CLEARING BROKER ACTIVITIES

Amounts due to the clearing broker are collateralized by securities owned. At times, the clearing broker may hold cash that is due to the Company. In those circumstances, "amounts due from clearing broker" represents funds held by a broker pending reinvestment, proceeds from securities sold short, and amounts due for unsettled trades. These amounts are essentially restricted when and to the extent they serve as deposits for securities sold short.

From time to time, the Company will hold positions of securities sold but not yet purchased. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business may be unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

NOTE 5. SECURITIES OWNED

At December 31, 2007, marketable securities owned consisted of the following:

Corporate stocks	$ 5,469,005
Options	281,407
	$ 5,750,412

The Company owns securities of two issuers that comprise approximately 45% of the total securities owned.

NOTE 6. JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC. Substantially all of the Company's assets are held by GSEC.

NOTE 7. SUBSEQUENT EVENT

During January 2008, the Company distributed $485,000 to the Member.

END